UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 1, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated March 16, 2009.

•	Press Release dated March 17, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 1, 2009	By:	/s/“Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge to Sell Colombian Pipeline for US $400 million
March 16, 2009 CALGARY, ALBERTA — Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into an agreement to sell its indirect 24.7% interest in the OCENSA pipeline to Ecopetrol, the Colombian national oil company, for approximately US $400 million. The agreement has been approved by the boards of directors of both companies and the sale is expected to close on March 17, 2009.
“We are pleased to have played a constructive role in the development of Colombia’s natural resource infrastructure, and congratulate Ecopetrol on the achievement of their objective for a larger ownership position of OCENSA,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc.
“This has been a long and rewarding relationship for Enbridge with Colombia and all our OCENSA partners,” continued Mr. Daniel. “However, the sale represents an attractive valuation of the asset and we are in an excellent position to profitably redeploy the proceeds to fund our commercially secured growth projects and other attractive opportunities emerging for well funded infrastructure developer/operators.”
Enbridge anticipates that it will receive net after-tax proceeds of approximately CDN $535 million from the sale.
“The after-tax proceeds will provide roughly CDN$400 million of equity, and the remainder will be used to reduce Enbridge’s debt funding requirements,” said Mr. Daniel. “As a result, though having a neutral impact on our 2009 earnings per share, we will see meaningful and increasing accretion in subsequent years, further reinforcing our ‘10% plus’ anticipated average annual growth rate for the five years through 2012.”
Enbridge currently has CDN$12 billion in commercially secured liquids pipelines growth projects that are scheduled to come into service prior to the end of 2012, including expansions to Enbridge’s crude oil mainline system connecting Western Canada with key markets in Eastern Canada, the U.S. Midwest and points beyond; a new pipeline system to bring diluent supply from the U.S. Midwest to Alberta; and continued development of regional pipeline infrastructure to support growing oil sands production in Alberta.
Enbridge (then IPL Energy Inc.) became an owner and operator of the OCENSA pipeline company in 1995 and the pipeline was placed into service in 1996. The OCENSA pipeline today consists of 829 kilometres (515 miles) of 30-inch and 36-inch pipeline, pumping units, tankage and marine loading facilities. The pipeline has a capacity to transport 525,000 barrels per day of crude oil and links the Cuisiana and Cupiagua oilfields in the central interior of Colombia to the port of Coveňas on the Caribbean coast.

Conference Call
Enbridge will hold a conference call on Monday, March 16, 2009 at 10:00 a.m. Eastern time (8:00 a.m. Mountain time) to discuss the sale of OCENSA. Analysts, members of the media and other interested parties can access the call at +617-213-8831 or toll-free at 1-866-700-0133 using the access code of 46076885. The call will be audio webcast at www.enbridge.com.
A webcast replay will be available approximately two hours after the conclusion of the event and a transcript and downloadable MP3 podcast will be posted to the website within approximately 24 hours. The audio replay will be available at toll-free 1-888-286-8010 or +617-801-6888 for 7 days following the call. The access code for the replay is 40986827.
The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc
Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3646
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Closes Sale of Colombian Pipeline
CALGARY, ALBERTA March 17, 2009 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that the sale of its 24.7% stake in the OCENSA pipeline to Ecopetrol, the Colombian national oil company, has closed. Net proceeds from the sale are approximately US$400 million and Enbridge anticipates it will receive after-tax proceeds of approximately CDN$535 million.
Proceeds from the sale of this interest will be applied toward funding Enbridge’s extensive list of expansion projects in its core North American crude oil pipeline business.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563 or Toll Free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com